

March 29, 2013

Mr. Martin B. Anstice
President and Chief Executive Officer
Lam Research Corporation
4650 Cushing Parkway
Fremont, California 94538

 Re: Lam Research Corporation
 Form 10-K for the Fiscal Year Ended June 24, 2012
 Filed August 22, 2012
 File No. 0-12933

Dear Mr. Anstice:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kevin L. Vaughn

                    Kevin L. Vaughn
                    Accounting Branch Chief